EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2022	December 31, 2021

Assets
Current Assets
Cash and cash equivalents		422,824	558,251
Restricted cash	5	21,947	27,013
Marketable securities	6	66,491	83,724
Accounts receivable		14,583	10,865
Biological assets	7	3,731	4,410
Inventory	8	140,950	29,503
Prepaid expenses and deposits		12,461	4,355
Investments	12	3,554	3,065
Assets held for sale		2,998	2,998
Net investment in subleases	10	4,137	3,991
		693,676	728,175
Non-current assets
Long-term deposits		8,988	7,725
Property, plant and equipment	9	319,747	63,189
Net investment in subleases	10	23,005	22,571
Intangible assets	11	4,674	4,709
Investments	12	84,551	70,498
Equity-accounted investees	13	466,851	412,858
Goodwill	3	394,780	114,537
Total assets		1,996,272	1,424,262

Liabilities
Current liabilities
Accounts payable and accrued liabilities	18(d)	62,123	38,452
Current portion of lease obligations	15	23,975	5,701
Derivative warrants	14	30,058	21,700
		116,156	65,853
Non-current liabilities
Lease obligations	15	242,453	27,769
Other liabilities	16	5,087	4,505
Total liabilities		363,696	98,127

Shareholders’ equity
Share capital	17(b)	2,327,443	2,035,704
Warrants	17(c)	8,092	8,092
Contributed surplus		61,959	60,734
Contingent consideration		2,279	2,279
Accumulated deficit		(826,414)	(788,510)
Accumulated other comprehensive income		874	7,607
Total shareholders’ equity		1,574,233	1,325,906
Non-controlling interest		58,343	229
Total liabilities and shareholders’ equity		1,996,272	1,424,262

Commitments (note 24)

Subsequent events (note 13)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2022	2021
Gross revenue	19	20,127	11,748
Excise taxes		2,530	1,857
Net revenue		17,597	9,891
Cost of sales	8	14,326	11,445
Inventory obsolescence	8	1,981	1,754
Gross margin before fair value adjustments		1,290	(3,308)
Change in fair value of biological assets	7	3,690	(94)
Change in fair value realized through inventory		(1,561)	(50)
Gross margin		3,419	(3,452)

Interest and fee revenue	20	3,861	2,849
Investment (loss) income	20	(17,710)	12,900
Share of profit of equity-accounted investees	13	4,091	—

General and administrative		10,682	7,093
Sales and marketing		1,111	950
Research and development		95	235
Depreciation and amortization	9,11	739	1,058
Share-based compensation	18	4,204	3,456
Government subsidies		—	(2,180)
(Loss) income from operations		(23,170)	1,685

Transaction costs		(6,481)	(3,648)
Finance income (costs), net	21	61	(51)
Change in estimate of fair value of derivative warrants	14	(8,300)	(129,944)
Foreign exchange loss		(150)	(440)
Loss on disposition of PP&E		—	(117)
Other expenses		—	(1,930)
Loss before income tax		(38,040)	(134,445)
Income tax recovery		—	—
Net loss		(38,040)	(134,445)

Equity-accounted investees - share of OCI	13	(6,733)	—
Comprehensive loss		(44,773)	(134,445)

Net loss attributable to:
Sundial Growers Inc.		(37,904)	(134,416)
Non-controlling interest		(136)	(29)
		(38,040)	(134,445)
Comprehensive loss attributable to:
Sundial Growers Inc.		(44,637)	(134,416)
Non-controlling interest		(136)	(29)
		(44,773)	(134,445)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	22	$(0.02)	$(0.09)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(788,510)	7,607	229	1,326,135
Net loss		—	—	—	—	(37,904)	—	(136)	(38,040)
Other comprehensive loss		—	—	—	—	—	(6,733)	—	(6,733)
Share issuances	17(b)	2,870	—	—	—	—	—	—	2,870
Acquisition	3	287,129	—	—	—	—	—	58,250	345,379
Share-based compensation	18	—	—	2,965	—	—	—	—	2,965
Employee awards exercised	17(b)	1,740	—	(1,740)	—	—	—	—	—
Balance at March 31, 2022		2,327,443	8,092	61,959	2,279	(826,414)	874	58,343	1,632,576

Balance at December 31, 2020	762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss	—	—	—	—	(134,416)	—	(29)	(134,445)
Loss of control of subsidiary	—	—	—	—	—	—	2,013	2,013
Share issuances	647,315	—	—	—	—	—	—	647,315
Share issuance costs	(13,483)	—	—	—	—	—	—	(13,483)
Derivative warrants exercised	277,136	—	—	—	—	—	—	277,136
Share-based compensation	1	—	3,455	—	—	—	—	3,456
Employee warrants exercised	2,580	—	(2,429)	—	—	—	—	151
Balance at March 31, 2021	1,675,595	6,138	60,370	2,279	(692,544)	—	—	1,051,838

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2022	2021
Cash provided by (used in):
Operating activities
Net loss for the period		(38,040)	(134,445)
Adjustments for:
Interest and fee revenue	20	(3,861)	—
Change in fair value of biological assets		(3,690)	94
Share-based compensation	18	4,204	3,456
Depreciation and amortization	9,11	2,439	2,407
Loss on disposition of PP&E		—	117
Inventory obsolescence	8	1,981	1,754
Finance (income) costs	21	(61)	23
Change in estimate of fair value of derivative warrants	14	8,300	129,944
Unrealized foreign exchange loss		16	1,905
Share of profit of equity-accounted investees	13	(4,091)	—
Other expenses		—	1,862
Gain on disposition of marketable securities	6,20	—	(8,019)
Unrealized loss (gain) on marketable securities	6,20	17,834	(4,881)
Additions to marketable securities	6	(601)	(36,740)
Proceeds from disposal of marketable securities	6	—	16,058
Income distributions from equity-accounted investees		685	—
Interest received		3,715	—
Change in non-cash working capital		(14,850)	(7,901)
Net cash used in operating activities		(26,020)	(34,366)
Investing activities
Additions to property, plant and equipment	9	(981)	(119)
Additions to intangible assets	11	(56)	—
Additions to investments	12	(14,431)	(10,560)
Additions to equity-accounted investees	13	(57,320)	—
Proceeds from disposal of PP&E		—	60
Acquisition, net of cash acquired	3	(31,149)	—
Change in non-cash working capital		(35)	(240)
Net cash used in investing activities		(103,972)	(10,859)
Financing activities
Change in restricted cash	5	5,066	5,233
Payments on lease obligations, net		(447)	(123)
Proceeds from issuance of shares and registered offerings, net of costs	17(b)	—	735,088
Proceeds from exercise of derivative warrants		—	119,318
Proceeds from exercise of employee warrants		—	151
Repayment of long-term debt		(10,000)	—
Change in non-cash working capital		(54)	579
Net cash (used in) provided by financing activities		(5,435)	860,246
Effect of exchange rate changes on cash held in foreign currency		—	(1,952)
Change in cash and cash equivalents		(135,427)	813,069
Cash and cash equivalents, beginning of period		558,251	60,376
Cash and cash equivalents, end of period		422,824	873,445

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the retailing of wines, beers and spirits and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 13), the Company also provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

COVID-19

The global impact of COVID-19 has contributed to uncertainty as to the health of the global economy. The Company has implemented several pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes with increased frequency and encouraging social distancing measures. At the retail store level, the Company has implemented enhanced in-store procedures including increased frequency of cleaning, installing safety shields and reducing paper materials. The Company has also adapted its business model by moving toward online sales platforms that enable customers to order products online for fast pickup and payment in store. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2021. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2021.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on May 15, 2022.

3.	Business acquisition
A)	ALCANNA

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova, a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario. The Company is deemed to control Nova through its equity

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

interest and Nova’s results are included in the financial statements of the Company with the minority interest shown as non-controlling interest through equity.

Alcanna was acquired to diversify and stabilize cash flows and advance the Company’s vertical integration strategy.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million Sundial common shares valued at $287.0 million based on the fair value of each common share of the Company on the closing date (8.85 of a Sundial common share for each Alcanna common share).

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the numbers below are provisional.

The fair value of consideration paid was as follows:

Cash	54,339
Issuance of common shares	287,129
341,468

The preliminary fair value of the assets and liabilities acquired was as follows:

Cash	23,190
Accounts receivable	1,868
Prepaid expenses and deposits	10,986
Inventory	105,022
Property, plant and equipment	257,925
Goodwill	280,243
Accounts payable and accrued liabilities	(36,703)
Long-term debt	(10,000)
Lease liabilities	(232,755)
Derivative warrants	(58)
Non-controlling interest	(58,250)
341,468

Non-controlling interest has been measured as the fair value of the non-controlling interest in Nova, which at the time was 37%, and was measured by applying a market approach with reference to Nova’s share price on the day of the Alcanna Transaction of $2.66.

As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

On March 31, 2022, the Company repaid in full the acquired long-term debt balance of $10.0 million.

The financial statements incorporate the operations of Alcanna commencing March 31, 2022. During the one-day period of March 31, 2022, the Company recorded revenues of $2.0 million and net loss of $0.1 million. Had the Alcanna Transaction closed on January 1, 2022, management estimates that for the period January 1, 2022, to March 30, 2022, revenue would have increased by $162.5 million and net loss would have increased by $6.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company incurred acquisition-related costs of $6.5 million which have been included in transaction costs.

B)	Inner spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations. As new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments, then the accounting for the acquisition will be revised. At March 31, 2022, no adjustments were made to the preliminary estimates of the fair value of assets and liabilities acquired presented at December 31, 2021.

4.	Segment information

The Company’s reportable segments are organized by business line, and with the acquisition of Alcanna, are comprised of four reportable segments: cannabis operations, cannabis retail, liquor retail and investments.

Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Cannabis	Cannabis Retail (1)	Liquor Retail (1)	Investments (2)	Corporate	Total
As at March 31, 2022
Total assets	153,612	254,514	582,808	982,306	23,032	1,996,272
Three months ended March 31, 2022
Net revenue	8,775	7,512	1,310	—	—	17,597
Gross margin	(158)	3,293	284	—	—	3,419
Interest and fee revenue	—	—	—	3,861	—	3,861
Loss on marketable securities	—	—	—	(17,710)	—	(17,710)
Share of profit of equity-accounted investees	—	—	—	4,091	—	4,091
Depreciation and amortization	68	595	—	—	76	739
Earnings (loss) before tax	(9,190)	131	(73)	(9,758)	(19,150)	(38,040)
(1)	Cannabis retail includes one day of operations of Nova retail stores and liquor retail includes one day of operations of Alcanna retail stores.
(2)	Total assets include cash and cash equivalents.

	Cannabis	Cannabis Retail	Liquor Retail	Investments (1)	Corporate	Total
As at December 31, 2021
Total assets	147,887	153,624	—	1,093,596	29,155	1,424,262
Three months ended March 31, 2021
Net revenue	9,891	—	—	—	—	9,891
Gross margin	(3,452)	—	—	—	—	(3,452)
Interest and fee revenue	—	—	—	2,849	—	2,849
Gain on marketable securities	—	—	—	12,900	—	12,900
Share of profit of equity-accounted investees	—	—	—	—	—	—
Depreciation and amortization	954	—	—	—	104	1,058
Earnings (loss) before tax	(9,172)	—	—	14,300	(139,573)	(134,445)
(1)	Total assets include cash and cash equivalents.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Geographical disclosure

As at March 31, 2022, the Company had non-current assets related to operations in the United States of $466.9 million (December 31, 2021 – $412.9 million). For the three months ended March 31, 2022, share of profit of equity-accounted investees related to operations in the United States was $4.1 million (three months ended March 31, 2021 – nil).

5.	Restricted cash
As at	March 31, 2022	December 31, 2021
Securities collateral	2,549	7,773
Captive insurance	19,098	19,240
Other	300	—
	21,947	27,013

Securities collateral is comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

6.	Marketable securities
As at	March 31, 2022	December 31, 2021
Balance, beginning of year	83,724	—
Additions	601	158,101
Dispositions	—	(9,663)
Change in fair value recognized in profit or loss	(17,834)	(64,714)
Balance, end of period	66,491	83,724

During the three months ended March 31, 2021, proceeds of $16.1 million were received for the dispositions of marketable securities and a gain on disposition of $8.0 million was recognized.

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 23).

The components of marketable securities are as follows:

As at	March 31, 2022	December 31, 2021
Equity securities	66,676	83,802
Put and call options	(185)	(78)
	66,491	83,724
7.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	March 31, 2022	December 31, 2021
Balance, beginning of year	4,410	3,531
Increase in biological assets due to capitalized costs	6,615	25,880
Net change in fair value of biological assets	3,690	4,708
Transferred to inventory upon harvest	(10,984)	(29,709)
Balance, end of period	3,731	4,410

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		March 31 2022	December 31 2021	March 31 2022	December 31 2021
Yield per square foot of growing space (1)	Grams	50	49	367	435
Average net selling price (2)	$/gram	4.66	4.49	845	1,014
After harvest cost to complete and sell	$/gram	1.06	1.06	194	249
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2022, it is estimated that the Company’s biological assets will yield approximately 5,554 kilograms (December 31, 2021 – 5,672 kilograms) of dry cannabis when harvested. During the three months ended March 31, 2022, the Company harvested 6,636 kilograms of dry cannabis (three months ended March 31, 2021 – 5,387 kilograms).

8.	Inventory
As at	March 31, 2022	December 31, 2021
Retail liquor	96,684	—
Cannabis
Raw materials, packaging and components	4,531	4,354
Work-in-progress	22,851	19,751
Finished goods	4,698	2,966
Retail cannabis	12,157	2,397
Millwork	29	35
	140,950	29,503

During the three months ended March 31, 2022, inventories of $14.3 million were recognized in cost of sales as an expense (three months ended March 31, 2021 – $11.4 million). During the three months ended March 31, 2022, the Company recognized inventory write downs of $2.7 million (three months ended March 31, 2021 – $1.8 million), of which $2.0 million (three months ended March 31, 2021 – $1.8 million) was recognized as an impaired and obsolete inventory provision, and $0.7 million (three months ended March 31, 2021 – nil) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.	Property, plant and equipment
	Land	Facilities and leasehold improvements	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2021	12,388	157,231	32,777	8,038	6,103	216,537
Acquisition (note 3)	—	45,935	37,755	171,866	2,369	257,925
Additions	4	242	178	1	556	981
Balance at March 31, 2022	12,392	203,408	70,710	179,905	9,028	475,443

Accumulated amortization and impairment
Balance at December 31, 2021	—	132,278	13,928	1,321	5,821	153,348
Depreciation	—	524	1,419	405	—	2,348
Balance at March 31, 2022	—	132,802	15,347	1,726	5,821	155,696

Net book value
Balance at December 31, 2021	12,388	24,953	18,849	6,717	282	63,189
Balance at March 31, 2022	12,392	70,606	55,363	178,179	3,207	319,747

During the three months ended March 31, 2022, depreciation expense of $1.7 million was capitalized to biological assets and inventory (three months ended March 31, 2021 – $1.3 million).

At March 31, 2022, the Company determined that no indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

10.	Net investment in subleases
	March 31, 2022	December 31, 2021
Balance, beginning of year	26,562	—
Acquisition	—	23,751
Additions	1,408	3,951
Finance income	270	573
Rents recovered (payments made directly to landlords)	(1,098)	(1,713)
Balance, end of period	27,142	26,562

Current portion	4,137	3,991
Long-term	23,005	22,571

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a financial lease as the sublease terms are for the remaining term of the head lease.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Intangible assets
	Brands and trademarks	Patents	Total
Cost
Balance at December 31, 2021	5,445	13,551	18,996
Additions	56	—	56
Balance at March 31, 2022	5,501	13,551	19,052

Accumulated amortization and impairment
Balance at December 31, 2021	736	13,551	14,287
Depreciation	91	—	91
Balance at March 31, 2022	827	13,551	14,378

Net book value
Balance at December 31, 2021	4,709	—	4,709
Balance at March 31, 2022	4,674	—	4,674

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

12.	Investments
As at	March 31, 2022	December 31, 2021
Investments at amortized cost	24,926	24,987
Investments at FVTPL	63,179	48,576
	88,105	73,563

Current portion	3,554	3,065
Long-term	84,551	70,498

Investments at fvtpl

On February 9, 2022, the Company closed a $5.0 million promissory note with a maturity date of February 9, 2025, and an interest rate of 15% per annum. On March 30, 2022, the Company closed a $10.0 million convertible debenture with Delta 9 Cannabis Inc. with a maturity date of March 30, 2025, and an interest rate of 10% per annum.

13.	Equity-accounted investees
As at	March 31, 2022	December 31, 2021
Interest in joint venture	466,851	412,858

Interest in joint venture

SunStream Bancorp Inc. (“SunStream”) is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risks and other risks specific to each investment.

As at March 31, 2022, the Company had contributed $452.9 million out of the total $538.0 million that has been committed. Subsequent to March 31, 2022, SunStream realized $27.0 million from the final settlement of one of its credit arrangements and these funds with an additional $28.8 million were invested in incremental loans to existing SunStream credit arrangements.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2021	412,858
Capital contributions	57,320
Share of net earnings	4,091
Share of other comprehensive income	(6,733)
Distributions	(685)
Balance at March 31, 2022	466,851

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	March 31, 2022
Current assets (including cash and cash equivalents: $4.5 million)	5,060
Non-current assets	457,791
Current liabilities	(2,060)
Non-current liabilities	—
Net assets (liabilities) (100%)	460,791

Three months ended March 31, 2022
Revenue	6,549
Profit from operations	4,003
Other comprehensive loss	(6,733)
Total comprehensive loss	(2,738)
14.	Derivative warrants
March 31, 2022
Balance, beginning of year	21,700
Change in fair value recognized in profit or loss	8,300
Acquisition (note 3)	58
Balance, end of period	30,058

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in USD, which creates variability as to the value in CAD when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation nor is there any cash loss with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding derivative warrants as at March 31, 2022:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	0.1766	500,000	3.4
Unsecured Convertible Notes Warrants (1)	0.1766	500,000	1.8
New Warrants	1.50	98,333,334	2.4
December 2018 Performance Warrants	CAD 5.51	118,067	1.7
		99,451,401	2.4
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

In connection with the Alcanna Transaction (note 3), the Company acquired warrants previously issued by Nova (the “December 2018 Performance Warrants”) that are classified as a liability.

The December 2018 Performance Warrants became immediately exercisable upon issuance. Each performance warrant includes a performance incentive that entitles the warrant holders to additional common shares of Nova upon exercise provided that the 20-day volume weighted average trading price of Nova’s common shares (the “Market Price”) equals or exceeds $19.27 at any time prior to the expiration date of the warrants. The Market Price condition has not been met. As such, the fair value of the December 2018 Performance Warrants was recognized as a warrant liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, each performance warrant can be exercised for 0.05449 to 0.08174 of a Nova common share (depending on whether performance conditions are met) prior to the expiration date of December 18, 2023, at an exercise price of $5.51 per Nova common share. At March 31, 2022, there were 118,067 December 2018 Performance Warrants outstanding.

15.	Lease obligations
	March 31, 2022	December 31, 2021
Balance, beginning of year	33,470	1,440
Acquisition (note 3)	232,755	29,481
Liabilities incurred	1,408	4,514
Lease payments	(1,545)	(2,721)
Dispositions	—	(20)
Interest expense	340	776
Balance, end of period	266,428	33,470

Current portion	23,975	5,701
Long-term	242,453	27,769

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2022.

16.	Other liabilities
	March 31, 2022	December 31, 2021
Financial guarantee liability (A)	324	466
DSU liability (B)	4,763	4,039
	5,087	4,505

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(A)	FINANCIAL GUARANTEE LIABILITY

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of expected credit losses in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs in the consolidated statement of loss and comprehensive loss.

(B)	DSU LIABILITY

Deferred share units (“DSUs”) are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 18(d)).

17.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		March 31, 2022		December 31, 2021
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		2,060,408,357	2,035,704	918,844,133	762,046
Share issuances		3,701,793	2,870	956,806,648	977,425
Share issuance costs		—	—	—	(16,371)
Acquisition	3	320,601,352	287,129	24,431,278	26,216
Convertible debenture settlement		—	—	2,488,754	2,671
Derivative warrants exercised		—	—	152,146,950	277,136
Warrants exercised		—	—	195,711	178
Employee awards exercised (1)		500,000	1,740	5,494,883	6,403
Balance, end of period		2,385,211,502	2,327,443	2,060,408,357	2,035,704
(1)	Included in employee awards exercised are 500,000 RSUs that vested and were exercised in December 2021, however, the common shares were not issued until January 2022.
(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2021, and March 31, 2022	3,566,117	8,092

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at March 31, 2022:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Acquisition of financial obligation	15.94	480,000	0.3
Financial services	4.60	544,000	7.3
Acquired from Inner Spirit (1)	0.34	1,902,117	2.0
Sun 8	0.94	640,000	3.8
	3.20	3,566,117	2.9
(1)

Inner Spirit warrants are exchangeable for 0.0835 Sundial common shares in accordance with the transaction consideration and have been presented based on the number of Sundial common shares that are issuable.

18.	Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and DSUs. Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2022	2021
Equity-settled expense
Simple warrants (A)	547	597
Stock options (B)	29	70
Restricted share units (C)	2,389	1,644
Cash-settled expense
Deferred share units (i) (D)	1,239	1,145
	4,204	3,456
(i)

Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants do not expire.

The following table summarizes changes in the simple and performance warrants during the three months ended March 31, 2022:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2021	2,594,200	$4.86	1,387,200	$4.18
Forfeited	(32,000)	2.97	—	0.00
Balance at March 31, 2022	2,562,200	$4.88	1,387,200	$4.18

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at March 31, 2022:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	889,400	0.72	1.97	889,400	0.72	1.97
$2.97 - $4.53	319,200	3.10	2.53	303,200	3.06	2.42
$6.25 - $9.38	1,219,200	6.29	4.48	499,200	6.35	4.45
$12.50 - $37.50	134,400	23.91	5.28	52,800	18.65	4.14
	2,562,200	$4.88	3.40	1,744,600	$3.28	2.82
Performance warrants
$0.63 - $0.94	458,667	0.68	n/a	458,667	0.68	n/a
$1.25 - $1.88	189,333	1.51	n/a	181,333	1.50	n/a
$2.97 - $4.53	504,000	3.16	n/a	504,000	3.16	n/a
$6.25 - $9.38	144,533	7.23	n/a	38,400	6.25	n/a
$12.50 - $37.50	90,667	28.24	n/a	—	—	n/a
	1,387,200	$4.18	n/a	1,182,400	$2.04	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the three months ended March 31, 2022:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2021 and March 31, 2022	444,600	$1.33

The following table summarizes outstanding stock options as at March 31, 2022:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	325,000	8.16	108,332	8.16
$1.19	81,600	8.24	81,600	8.24
$3.15	38,000	6.11	20,500	5.81
	444,600	8.00	210,432	7.96

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the three months ended March 31, 2022:

RSUs outstanding
Balance at December 31, 2021	7,535,930
Granted	15,646,309
Forfeited	(337,000)
Balance at March 31, 2022	22,845,239

Cash-settled plans

d)	Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

As at March 31, 2022, the Company recognized a liability of $5.3 million relating to the fair value of cash-settled DSUs (December 31, 2021 – $4.0 million). The current portion of $0.5 million is included within accounts payable and accrued liabilities and $4.8 million is included as a non-current liability within other liabilities (note 16).

The following table summarizes changes in DSUs during the three months ended March 31, 2022:

DSUs outstanding
Balance at December 31, 2021	5,512,436
Granted	522,050
Balance at March 31, 2022	6,034,486
19.	Gross revenue

Cannabis revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty, advertising and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Liquor retail revenue is derived from the sale of wines, beers and spirits to customers.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended March 31
	2022	2021
Cannabis revenue
Provincial boards	9,732	9,042
Medical	3	2
Licensed producers	1,570	2,704
Cannabis revenue (1)	11,305	11,748
Cannabis retail revenue
Retail (2)	5,439	—
Franchise	2,050	—
Other (millwork, supply, accessories)	23	—
Cannabis retail revenue	7,512	—
Liquor retail revenue (3)	1,310	—
Gross revenue	20,127	11,748
(1)

The Company had four major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $7.8 million for the three months ended March 31, 2022 (three months ended March 31, 2021 – four major customers with total sales of $8.1 million).

(2)	Includes revenue of $705 from Nova retail stores for the one-day period March 31, 2022 (note 3).
(3)	One-day period March 31, 2022 (note 3).

The following table disaggregates cannabis revenue by form for the periods noted:

	Three months ended March 31
	2022	2021
Revenue from dried flower	8,853	9,716
Revenue from vapes	531	1,413
Revenue from oil	27	181
Revenue from edibles and concentrates	1,536	438
Revenue from service	358	—
Gross cannabis revenue	11,305	11,748
20.	Investment revenue
	Three months ended March 31
	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	995	113
Interest and fee revenue from investments at FVTPL	2,116	2,182
Interest revenue from cash	750	554
	3,861	2,849

	Three months ended March 31
	2022	2021
Investment revenue
Realized gains	124	8,019
Unrealized (losses) gains (note 6)	(17,834)	4,881
	(17,710)	12,900

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

21.	Finance costs
	Three months ended March 31
	2022	2021
Cash finance expense
Other finance costs	24	28
	24	28
Non-cash finance expense (income)
Interest on lease liabilities	340	23
Financial guarantee liability recovery	(142)	—
	198	23
Interest income	(283)	—
	(61)	51
22.	loss per share
	Three months ended March 31
	2022	2021
Weighted average shares outstanding (000s)
Basic and diluted (1)	2,061,462	1,439,597
Net loss attributable to Sundial Growers Inc.	(37,904)	(134,416)
Per share - basic and diluted	$(0.02)	$(0.09)
(1)

For the three months ended March 31, 2022, there were 3.6 million equity classified warrants, 99.3 million derivative warrants, 2.6 million simple warrants, 1.4 million performance warrants, 0.4 million stock options and 22.8 million RSUs that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2021– 1.0 million equity classified warrants, 99.3 million derivative warrants, 3.2 million simple warrants, 1.6 million performance warrants, 0.6 million stock options and 13.6 million RSUs).

23.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
March 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	66,491	66,491	—	—
Investments at FVTPL	63,179	—	—	63,179
Financial liabilities
Derivative warrants (1)	30,058	—	—	30,058

		Fair value measurements using
December 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	83,724	83,724	—	—
Investments at FVTPL	48,576	—	—	48,576
Financial liabilities
Derivative warrants (1)	21,700	—	—	21,700
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At March 31, 2022, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $4.8 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

24.	Commitments and contingencies

The following table summarizes contractual commitments at March 31, 2022:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,123	—	—	—	62,123
Lease obligations	38,137	66,634	49,645	65,007	219,423
Financial guarantee liability	—	324	—	—	324
Balance, end of period	100,260	66,958	49,645	65,007	281,870

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2022 of $2.5 million (December 31, 2021 – $2.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.